VIA EDGAR
February 17, 2016
Ms. Cecilia D. Blye
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Oclaro, Inc.
Form 10-K for the Fiscal Year Ended June 27, 2015
Filed August 28, 2015
File No. 000-30684

Dear Ms. Blye:
On behalf of Oclaro, Inc. (“Oclaro” or the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 9, 2016, relating to the above-referenced filing of the Company. To assist you in your review, we have included the heading and comments from that letter in bold italics below followed by the Company’s responses in regular typeface.
General

1.
You state on page 39 of the 10-K that Huawei accounted for 14% and Alcatel-Lucent accounted for 11% of your revenues for the fiscal year ended June 27, 2015. A recent news report indicates that Huawei is involved in linking the fiber-optic networks of Chad and Sudan. Alcatel-Lucent states on page 46 of its 20-F filed March 24, 2015 that it had net revenue in 2014 attributable to Sudan.

Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, resellers, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities it controls.

United States Securities and Exchange Commission
February 17, 2016

Company Response:

The Company respectfully advises the Staff that is has no known past, current or anticipated contacts with Sudan, whether through subsidiaries, affiliates, resellers, customers or other direct or indirect arrangements. The Company has not directly, or to its knowledge indirectly, provided any services, products, information or technology to Sudan, nor has it had any agreements, commercial arrangements or other contacts with the government of Sudan or entities it controls. Further, the Company does not plan to have any contacts with Sudan or to provide any services, products, information or technology to Sudan or entities it controls in the future.

2.
Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Company Response:

As noted in response to Comment 1 above, the Company has no known past, current or anticipated contacts with Sudan. The Company has not made any sales in Sudan, has not shipped any products to Sudan and has not incurred any liabilities associated with Sudan in the last three fiscal years and the subsequent interim period. Given the absence of corporate activity associated with Sudan, from both a quantitative and qualitative perspective, the Company does not believe that the matters discussed in your question represent a material investment risk for its stockholders, and does not believe that these matters are likely to adversely impact its reputation or share value.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
February 17, 2016

Should you have any further questions or comments concerning this response to your comment letter, please do not hesitate to contact me at (408) 919-6017.
Sincerely,

/s/ David L. Teichmann
David L. Teichmann
Executive Vice President, General Counsel and Corporate Secretary

cc:    Greg Dougherty, Oclaro
Pete Mangan, Oclaro
Robert Clarkson, Jones Day